

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2025

William G. Barton
President & Chief Executive Officer
Bob's Discount Furniture, Inc.
434 Tolland Turnpike
Manchester, CT 06042

> **Re: Bob's Discount Furniture, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted September 19, 2025**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted November 5, 2025**
> **CIK No. 002085187**

Dear William G. Barton:

We have reviewed your draft registration statement and your amendment to your draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

The Offering, page 17

1. Where you discuss the use of proceeds, quantify the amount that will be used to repay the Term Loan Facility, and specify that borrowings under the Term Loan Facility were used to pay the cash dividend to pre-IPO stockholders, including Bain Capital. To the extent that any of the proceeds will be used to pay the cash dividend directly, please also quantify this amount. Elsewhere that you discuss the Term Loan Facility, explain that you are obligated to prepay the outstanding amount with 100% of the net cash proceeds upon consummation of the IPO, as disclosed on page 125. If any

amount will remain outstanding under the Term Loan Facility following the IPO such that you will be obligated to use 50% of annual excess cash flow (subject to a step-down) to prepay the outstanding amount, disclose this as well. Include related risk factor disclosure, as appropriate.

Summary Historical Consolidated Financial Data, page 18

2.   Please revise your pro forma weighted average number of shares outstanding computation (discussed in note 1) to limit the number of IPO shares included to specific and appropriate use of proceeds items, such as the number of shares used to repay debt.

3.   Please revise the comparable sales growth title to refer to it as adjusted on pages 20 and 60, and anywhere else as adjusted amounts are presented. Also, present comparable sales growth unadjusted whenever as adjusted amounts are presented.

Our business, results of operations and financial condition may be adversely affected by global economic conditions and the effect of..., page 22

4.   We note your disclosure on page 75 that you continue to be impacted by inflation, including in the nine-month fiscal period ended September 28, 2025. Please update this risk factor and Management's Discussion and Analysis to explain how inflationary pressures have materially impacted your operations. In this regard, please identify the types of inflationary pressures you are facing and clarify the resulting impact(s) to the company and on your results of operations. Please also discuss any mitigating factors you have taken, or may take, in response to inflation, such as price increases which you discuss on page 75. We also note that you experienced declines in comparable sales in both 2023 and 2024, which you attribute partially to inflation. To the extent material, please explain whether there is a risk that your recent comparable sales growth could be impacted by inflation.

Risks Related to Data Privacy and Information Technology
We rely extensively on computer systems to process transactions, summarize results and manage our business. Disruptions in both our..., page 37

5.   We note the inclusion of disclosure throughout referring to a system outage in 2024. Please update this risk factor to address this outage and the related insurance coverage, if material.

Certain of our directors may have conflicts..., page 44

6.   Please discuss here or in a separate risk factor the possible conflicts of interest that stem from management's decision to enter into $350 million term loan agreement to pay a $423.3 million pre-IPO dividend to existing shareholders, including the majority shareholder Bain Capital.

General

7.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please

contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Please contact Ta Tanisha Meadows at 202-551-3322 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Craig E. Marcus